December 20, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Visualant, Incorporated Request to Withdraw Fourth Amendment filed December 6, 2011 related to Registration Statement on Form S-1 Declared Effective August 29, 2011 File No. 333-175178

Ladies and Gentlemen:

Visualant, Incorporated (the “Registrant”) respectfully requests the withdrawal of its Fourth Amendment to Registration Statement on Form S-1 (File. No. 333-175178), which amendment was filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2011.  The Registration Statement was declared effective on August 29, 2011, and the recently filed amendment should have been filed as Post-Effective Amendment 1.

The Registrant plans to immediately re-file the amendment as Post-Effective Amendment 1.

If you have any questions regarding this application for withdrawal, please contact Jay Biagi, counsel to the Registrant, at (206) 587-5700.

Very truly yours,
Visualant, Incorporated

By:	/s/ Mark Scott
Mark Scott
It’s Chief Financial Officer